Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

AMENDMENTS TO EXISTING NON-COMPETE UNDERTAKING AND

CLOSURE OF REGISTER OF MEMBERS

AMENDMENTS TO EXISTING NON-COMPETE UNDERTAKING

On 13 October 2020, the Company and CNOOC entered into the Supplemental Agreement to amend certain terms of the Existing Non-Compete Undertaking, having taken into account of the necessity to further clarify and amend the relevant terms of the Existing Non-Compete Undertaking due to changes in relevant laws and regulations and the external environment.

The Board considers that the Supplemental Agreement and the amendments to the Existing Non- Compete Undertaking as contemplated thereunder are on normal commercial terms, fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

APPROVAL BY INDEPENDENT SHAREHOLDERS

As CNOOC indirectly owns an aggregate of approximately 64.44% of all the Shares of the Company in issue as at the date of this announcement, the Supplemental Agreement and the amendments to the Existing Non-Compete Undertaking as contemplated thereunder are subject to the approval of the Independent Shareholders under the Listing Rules. In view of the equity interest held directly and indirectly by CNOOC in OOGC and CNOOC BVI, OOGC, CNOOC BVI and their respective Associates will abstain from voting in relation to the resolution approving the Supplemental Agreement and the amendments to the Existing Non-Compete Undertaking as contemplated thereunder at the EGM.

An Independent Board Committee has been formed to advise the Independent Shareholders in connection with the Supplemental Agreement and the amendments to the Existing Non-Compete Undertaking as contemplated thereunder, and Somerley has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the same. A circular containing, amongst other things, further information on the Supplemental Agreement and the amendments to the Existing Non-Compete Undertaking as contemplated thereunder, a letter from the Independent Board Committee, a letter of advice from Somerley, the Independent Financial Adviser, together with a notice to convene the EGM to consider and, if thought fit, approve the Supplemental Agreement and the amendments to the Existing Non- Compete Undertaking as contemplated thereunder, is expected to be despatched to the Shareholders on or around 20 October 2020.

AMENDMENTS TO EXISTING NON-COMPETE UNDERTAKING

The Existing Non-Compete Undertaking

Before the listing of the Shares on the Stock Exchange in 2001, CNOOC, the Company’s controlling Shareholder, gave various undertakings to the Company, including, among others, that (i) the Group is the only vehicle through which CNOOC will engage in oil and gas exploration, development, production and sales businesses in and outside the PRC; and (ii) CNOOC will not, and will procure all members of the CNOOC Group not to, directly or indirectly, engage in oil and gas exploration, development, production and sales businesses in or outside the PRC.

The Supplemental Agreement

On 13 October 2020, the Company and CNOOC entered into the Supplemental Agreement to amend certain terms of the Existing Non-Compete Undertaking, having taken into account of the necessity to further clarify and amend the relevant terms of the Existing Non-Compete Undertaking due to changes in relevant laws and regulations and the external environment. The major amendments to the Existing Non-Compete Undertaking pursuant to the Supplemental Agreement are summarised as follows:

Definition of “business”

The Supplemental Agreement clarifies that the “sales business” referred to in the Existing Non- Compete Undertaking shall mean direct sales of oil and gas after production, which is consistent with the original intention of both parties when they entered into the Existing Non-Compete Undertaking.

Non-compete undertaking

Pursuant to the Supplemental Agreement, CNOOC undertakes to the Company that, unless otherwise specified, (i) the Group is the only vehicle through which CNOOC will engage in oil and gas exploration, development, production and sales businesses in and outside the PRC; and (ii) CNOOC will not, and will procure all members of the CNOOC Group not to, directly or indirectly, engage in oil and gas exploration, development, production and sales businesses in or outside the PRC.

The Company may, upon the approval of the INEDs, waive CNOOC from the abovementioned non-compete undertaking in writing for new businesses if the INEDs determine that participating in or engaging in such businesses may expose the Group to significant legal risks due to applicable laws and regulations that may lead to (including but not limited to) potential legal penalties, restrictions on the Company’s operational capabilities, the Company being required to split or terminate part of its business, etc. (“Special Circumstances”). When Special Circumstances occur or may occur to any existing businesses of the Group, the Group may, upon the approval of the INEDs, transfer such existing businesses to CNOOC, members of the CNOOC Group and/or other entities invested by CNOOC on normal commercial terms at a price to be determined based on the relevant assets or equity value assessed by an independent valuation agent agreed by both parties. The Company will obtain independent legal opinion(s) and other independent professional advice (if necessary or at the request of the INEDs) at the Company’s expenses to assist the INEDs to assess the occurrence of Special Circumstances. When deciding whether to waive CNOOC from the abovementioned non- compete undertaking for new businesses or transfer existing businesses to CNOOC, members of the CNOOC Group and/or other entities invested by CNOOC, the INEDs are expected to critically assess the occurrence of Special Circumstances with the assistance of independent legal opinion(s) and other independent professional advice (if any), the potential impact of the Special Circumstances on the Group and its operations, the legal consequences facing the Group if it participates in or engages in such new businesses or continues to operate such existing businesses and any other factors the INEDs consider to be relevant.

As of the Latest Practicable Date, the Company has not identified the existence of any Special Circumstances regarding its existing businesses such that there is no imminent need to transfer any of its existing businesses to CNOOC, members of the CNOOC Group and/or other entities invested by CNOOC. Based on (i) the Company’s current assessment of its existing businesses, (ii) no Special Circumstances have been identified as of the Latest Practicable Date, and (iii) the Company has been using its best efforts to comply with all relevant applicable laws and regulations, the Company expects that the need to transfer its existing businesses to CNOOC, members of the CNOOC Group and/or other entities invested by CNOOC will only arise in limited circumstances where the legal risks for the Company to continue operating such businesses are significant.

Purchase options

The Group was granted two purchase options under the Supplemental Agreement in relation to the abovementioned businesses engaged in by CNOOC, members of the CNOOC Group and/or other entities invested by CNOOC with the Company’s written waiver or transferred from the Group, pursuant to which (i) the Group can acquire the relevant businesses from CNOOC, members of the CNOOC Group and/or other entities invested by CNOOC upon approval by the INEDs. CNOOC, members of the CNOOC Group and/or other entities invested by CNOOC shall transfer such businesses to the Group on normal commercial terms at a price to be determined based on the relevant assets or equity value assessed by an independent valuation agent agreed by both parties; and (ii) CNOOC, members of the CNOOC Group and/or other entities invested by CNOOC must first notify the Company when it/they intend to dispose of the relevant businesses. If the INEDs approve the acquisition of such businesses, both parties shall negotiate the transfer on an arm’s length basis on normal commercial terms at a price to be determined based on the relevant assets or equity value assessed by an independent valuation agent agreed by both parties. If the INEDs decide not to approve the acquisition of such businesses, CNOOC, members of the CNOOC Group and/or other entities invested by CNOOC may dispose of such businesses at its/their sole discretion.

The abovementioned purchase options were granted to the Group at nil consideration, for an indefinite period, and will be exercisable by the Group at any time in the future. When assessing whether to exercise such purchase options in connection with a particular business, the INEDs will take into account the following factors: (i) whether the relevant Special Circumstance ceases to exist in connection with such business (the Company will obtain independent legal opinion(s) or other independent professional advice if necessary or at the request of the INEDs to assist the INEDs’ decision-making process); (ii) the reasonableness of the acquisition terms and price; (iii) the profit contribution and operating synergy the business may be able to bring to the Group and (iv) any other factors and circumstances that the INEDs consider to be relevant and/or significant. In addition, if the exercise of the purchase options as set out above to acquire the relevant businesses constitutes a connected transaction, the Company will comply with the relevant requirements of Chapters 14 and 14A of the Listing Rules.

Save for the amendments as set out in the Supplemental Agreement, all other principal terms and conditions of the Existing Non-Compete Undertaking shall remain the same.

Condition

The Supplemental Agreement and the amendments to the Existing Non-Compete Undertaking as contemplated thereunder are conditional upon the approval by the Independent Shareholders in accordance with the requirements of the Listing Rules.

Reasons for and Benefits of the Supplemental Agreement and the Amendments to the Existing Non-Compete Undertaking as Contemplated thereunder

With global economy in recession and trade globalisation under challenge, the petroleum industry is greatly affected by political and economic factors. The Company is facing an extremely severe and complex external environment.

Under such an environment, the Group needs to take actions to avoid or mitigate risks and reserve business opportunities if participating in or engaging in existing or new businesses will incur significant legal risks to the Company or members of the Group due to applicable laws and regulations. The Board believes that the amendments to the Existing Non-Compete Undertaking will give flexibility to the Company in avoiding or mitigating significant legal risks and reserving business opportunities where there are Special Circumstances, and will also improve the relationship between the Company and CNOOC and CNOOC’s continued support to the Company. The Board also believes that the existence of the purchase options as set out in the Supplemental Agreement will adequately protect the interests of the Company and the Shareholders as a whole and ensure that the Company can engage in such businesses if the INEDs consider at a later stage that it would be in the interests of the Company to undertake such businesses without incurring significant legal risks.

Given the abovementioned reasons, the Board considers that the Supplemental Agreement and the amendments to the Existing Non-Compete Undertaking as contemplated thereunder are on normal commercial terms, fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

APPROVAL BY INDEPENDENT SHAREHOLDERS

As CNOOC indirectly owns an aggregate of approximately 64.44% of all the Shares of the Company in issue as at the date of this announcement, the Supplemental Agreement and the amendments to the Existing Non-Compete Undertaking as contemplated thereunder are subject to the approval of the Independent Shareholders in accordance with the requirements of the Listing Rules. In view of the equity interest held directly and indirectly by CNOOC in OOGC and CNOOC BVI, OOGC, CNOOC BVI and their respective Associates will abstain from voting in relation to the resolution approving the Supplemental Agreement and the amendments to the Existing Non-Compete Undertaking as contemplated thereunder at the EGM.

An Independent Board Committee has been formed to advise the Independent Shareholders in connection with the Supplemental Agreement and the amendments to the Existing Non-Compete Undertaking as contemplated thereunder, and Somerley has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the same.

GENERAL

The principal business activity of the Company is investment holding. The Group principally engages in the exploration, development, production and sales of crude oil and natural gas.

The CNOOC Group principally engages in the provision of professional technical services, refining and marketing, natural gas and power generation and financial services. CNOOC, a wholly state-owned company, is the controlling Shareholder of the Company.

A circular containing, amongst other things, further information on the Supplemental Agreement and the amendments to the Existing Non-Compete Undertaking as contemplated thereunder, a letter from the Independent Board Committee, an opinion of Somerley, acting as the Independent Financial Adviser, together with a notice to convene the EGM to consider and, if thought fit, approve the Supplemental Agreement and the amendments to the Existing Non-Compete Undertaking as contemplated thereunder, is expected to be despatched to the Shareholders on or around 20 October 2020.

CLOSURE OF REGISTER OF MEMBERS

The Company will convene the EGM on 20 November 2020 for the purpose of considering and, if thought fit, approving the Supplemental Agreement and the amendments to the Existing Non- Compete Undertaking as contemplated thereunder. For determining the entitlement to attend and vote at the EGM, notice is hereby given that the register of members of the Company will be closed from 16 November 2020 (Monday) to 20 November 2020 (Friday) (both days inclusive), during which period no transfer of the Shares will be registered. In order to be eligible to attend and vote at the EGM, all instruments of transfer of Shares accompanied by the relevant Share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong for registration not later than 4:30 p.m. on 13 November 2020 (Friday).

Please refer to the notice of EGM and the circular to be issued and despatched by the Company on or around 20 October 2020 for further information on the EGM and the matters to be considered at such meeting.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the meanings set out below:

“Associate”	has the meaning ascribed thereto under the Listing Rules

“Board”	the board of Directors of the Company

“CNOOC”	China National Offshore Oil Corporation (中國海洋石油集團有限公 司 ), the controlling Shareholder of the Company indirectly holding approximately 64.44% of all of the Shares in issue through OOGC and CNOOC BVI as at the date of this announcement

“CNOOC BVI”	CNOOC (BVI) Limited, a company incorporated in the British Virgin Islands with limited liability, a direct wholly-owned subsidiary of OOGC and the controlling Shareholder of the Company directly holding approximately 64.44% of all the Shares in issue as at the date of this announcement

“CNOOC Group”	CNOOC and its subsidiaries (excluding the Group)

“Company”	CNOOC Limited (中國海洋石油有限公司), a company incorporated in Hong Kong with limited liability whose Shares are listed on the Stock Exchange and whose American depository receipts are listed on the New York Stock Exchange and the Toronto Stock Exchange

“Director(s)”	director(s) of the Company

“Existing Non-Compete Undertaking”	the undertaking dated 6 April 2000 between the Company and CNOOC, as amended by a supplemental agreement dated 21 December 2000, in relation to the non-compete undertaking given by CNOOC for the purposes of listing of the Shares on the Stock Exchange

“EGM”	the extraordinary general meeting of the Company to be held on 20 November 2020 at 3:00 p.m. to approve the Supplemental Agreement and the amendments to the Existing Non-Compete Undertaking as contemplated thereunder, or any adjournment thereof

“Group”	the Company and its subsidiaries from time to time

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	an independent committee of the Board comprising Mr. Chiu Sung Hong, Mr. Lawrence J. Lau, Mr. Tse Hau Yin, Aloysius and Mr. Qiu Zhi Zhong, the INEDs, with Mr. Chiu Sung Hong acting as the chairman

“Independent Financial Adviser” or “Somerley”	Somerley Capital Limited, a corporation licensed to carry out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO, the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Supplemental Agreement and the proposed amendments to the Existing Non-Compete Undertaking

“Independent Shareholders”	the Shareholders of the Company other than OOGC, CNOOC BVI and their respective Associates

“INED(s)”	the Independent Non-executive Director(s) of the Company “Listing

“Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time)

“OOGC”	Overseas Oil & Gas Corporation, Ltd., a company incorporated in Bermuda with limited liability, a direct wholly-owned subsidiary of CNOOC, the sole shareholder of CNOOC BVI, and a Shareholder directly holding five Shares in issue as at the date of this announcement

“PRC”	the People’s Republic of China

“Supplemental Agreement”	the supplemental agreement dated 13 October 2020 between the Company and CNOOC in relation to certain amendments to the Existing Non-Compete Undertaking

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Shares”	issued shares of the Company

“Shareholder(s)”	registered holder(s) of the Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“%”	per cent

By Order of the Board CNOOC Limited Wu Xiaonan Joint Company Secretary

Hong Kong, 13 October 2020

As at the date of this announcement,
the Board comprises:	Non-executive Directors
Wang Dongjin (Chairman)
Li Yong (Vice Chairman)
Wen Dongfen

Executive Directors	Independent Non-executive Directors
Xu Keqiang	Chiu Sung Hong
Hu Guangjie	Lawrence J. Lau
Tse Hau Yin, Aloysius
Qiu Zhi Zhong